1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater re-structures the historical Lonmin black economic empowerment structure
Johannesburg, 14 April 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that effective 13 April 2021, it has re-structured the previously highly indebted Lonmin Plc (subsequently changed to Lonmin Limited and now renamed Sibanye UK Limited) (“Lonmin”) broad-based black economic empowerment (“B-BBEE”) structure in relation to Western Platinum Proprietary Limited (“WPL”)
and Eastern Platinum Limited (“EPL”) (WPL and EPL hereinafter collectively referred to as “Marikana”), with a view to ensuring the sustainability of the B-BBEE shareholding in Marikana and facilitating the realisation of value to the B-BBEE shareholders (“the Re-structuring”).

Subsequent to its acquisition of Lonmin in June 2019, Sibanye-Stillwater has had constructive engagements with Phembani Group Proprietary Limited (“Phembani”) (which inherited its participation in the Marikana
B-BBEE structure in December 2015, as part of a larger non-related transaction) and the other
Marikana B-BBEE shareholders regarding the Re-structuring. The Re-structuring has been implemented to facilitate inter alia:
•
Access for the Marikana B-BBEE shareholders to distributable Marikana dividends in the short and medium term through the introduction of a 10% trickle dividend while any intercompany debt is outstanding. Thereafter, the Marikana B-BBEE shareholders will participate fully in their attributable portion of Marikana’s dividends
•
The longer-term accruing of value to the Marikana B-BBEE shareholders through
−
The release of Incwala Platinum Proprietary Limited (“Incwala Platinum”) to repay the loans made to it by WPL
−
The replacement of historical debt with a more affordable preference share arrangement
•
The creation of a sustainable B-BBEE financing structure for Marikana which is consistent with
Sibanye-Stillwater’s transformation objectives

Neal Froneman, CEO of Sibanye-Stillwater, commenting on the Re-structuring said: “We welcome the re-structuring of the Marikana B-BBEE shareholder structure, which is the result of engagements with all the relevant shareholders in order to reach an agreement that is sustainable, ensures the real accruing of value to the Marikana B-BBEE shareholders and is fair to all stakeholders. The revised structure will allow for a sustainable capital structure for the Marikana B-BBEE shareholders, as well as immediate access to distributable cash flow and the ongoing transfer of tangible value. This re-structuring is supported by all
Marikana B-BBEE shareholders.”
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website: www.sibanyestillwater.com

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments;
changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of
HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.